Exhibit 99.1

Volvo: Volvo's 'World Championship for Workshop Personnel' Attracts 12,000 Entrants from 68 Countries

STOCKHOLM, Sweden--(BUSINESS WIRE)--Oct. 18, 2006--VISTA 2007 - the world's biggest competition for workshop personnel - has now commenced. The competition has attracted no less than 12,000 participants from over 1,000 workshops in 68 countries. VISTA will take place in several stages and will conclude with a World final in June 2007.

VISTA involves a large number of people around the world from organisers Volvo Trucks (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) (Brussels:VLV), as well as from Volvo Buses. Over 3,000 three to four-person teams consisting of truck and bus mechanics, as well as parts and administrative personnel, will take part in this year's competition. In addition to the 12,000 participants, a large number of competition leaders will be involved.

"This year's entry is a record and is almost 30 percent higher than the last occasion," comments Volvo Trucks' VISTA director Ake Hansson. "In some countries, almost every Volvo mechanic and parts employee has entered."

"One of our aims is to assure the competence of our personnel and ensure that our customers continue to enjoy the services of the best mechanics in the business in the future."

Commencing in mid-October, the first round will consist of 30 theoretical questions, plus two tie-breaker questions. These will be followed early in 2007 by regional semi-finals at nine locations in six regions around the world. The grand finale will be the World Final in Goteborg in June 2007, when the competition will celebrate its 50th anniversary, including 30 years under its present name.

October 18, 2006

Pictures can be downloaded from: www.volvotrucks.info (click latest press release)

Captions:

1. The first competition for Volvo mechanics was held as far back as 1957 (Black & white photo from Soliden) 2. The competition became known as VISTA for the first time in 1977 (VISTA-logo anno 1977) 3. The jubilee version of Volvo's competition for mechanics will be a 'world championship' (VISTA-logo anno 2007)

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

(http://wpy.observer.se/wpyfs/00/00/00/00/00/08/7A/FE/wkr0010.pdf)

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CONTACT: Volvo Truck Corporation
Claes Claeson
tel 31-66 39 08 or 708-36 39 08